UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40238

Hywin Holdings Ltd.

F3, Hywin Financial Centre

8 Yincheng Mid. Road

Pudong New District, Shanghai 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Hywin Holdings Appoints New Independent Director

SHANGHAI, June 27, 2022 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. ("Hywin Wealth", “Hywin”, or the "Company") (NASDAQ: HYW), a leading independent wealth management service provider in China, today announced that Mr. Vincent Chun Hung Chan has been appointed to its Board of Directors, effective June 27, 2022.

Mr. Vincent Chun Hung Chan will be serving as an independent non-executive director of the Company. With over 28 years of experience in private equity in Asia, Mr. Chan has been the Director of Samena Capital, which principally engages in private equity investment, since March 2021 and was a Senior Managing Director and Head of Asia of Samena Capital from 2016 to 2021. From 1991 to 2016, he served several leading private equity investment companies including HSBC Equity Management Limited, Suez Asia Holdings (Hong Kong) Limited, JAFCO Investment (Asia Pacific) Ltd and Spring Capital Asia, Limited.

Mr. Chan has been an independent non-executive director of CN Logistics International Holdings Limited, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“the Stock Exchange”) (stock code: 2130) since September 17, 2020, and a non-executive director of Memories Group Limited, the shares of which are listed on the Catalist of the Singapore Exchange Securities Trading Limited (stock code: 1H4).

Mr. Chan is currently the President and an Executive Director of the Hong Kong Venture Capital and Private Equity Association. Mr. Chan has been a member of the Main Board and GEM Listing Review Committees of the Stock Exchange of Hong Kong since July 2020. He was previously a member of the Main Board and GEM Listing Committee of the Stock Exchange of Hong Kong from May 2007 to May 2012. He was also a member of the Public Shareholders Group of the HK SFC from July 2005 to March 2011.

Mr. Chan received a Bachelor of Arts degree from the University of Hong Kong in November 1986 and a Master’s degree in business administration from the Manchester Business School (then known as the Victoria University of Manchester) in the United Kingdom in July 1988. He was admitted as a chartered financial analyst of the Institute of Chartered Financial Analysts, United States in September 1993.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth management service provider in China focused on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are wealth management, asset management, and other comprehensive financial services. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platforms serve clients across generations.

For more information, please visit https://ir.hywinwealth.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: HywinPR@icrinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hywin Holdings Ltd.

By:	/s/ Han Hongwei
Name:	Han Hongwei
Title:	Chairman of the Board of Directors

Date: June 27, 2022